WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

General

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated November 13, 2008, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2008.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation September 30, 2008 unaudited interim consolidated financial statements, the Company’s December 31, 2007 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the September 30, 2008 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2007 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20F with the United States Securities and Exchange Commission (“SEC”). At November 13, 2008, the Company had 72,819,036 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20F.

Core business

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its late-stage exploration mineral properties to production.

All Canadian properties have National Instrument 43-101 compliant resource estimates. The Company’s Sierra Almoloya property is in the early exploration stage and does not have a National Instrument 43-101 compliant resource estimate.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty on the project, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at November 13, 2008, Western Copper has made $500,000 in advance royalty payments.

On July 18, 2008, the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) released its Final Screening Report. The Final Screening Report recommends that the project move ahead without further review, subject to a number of mitigative conditions.

On September 12, 2008, the Yukon Government issued a Decision Document agreeing with the recommendation of the YESAB that the Carmacks Copper Project be allowed to proceed.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

The issuance of the positive Decision Document completes the assessment process under the Yukon Environmental and Socio-economic Assessment Act. Western Copper’s next step in the regulatory process is to obtain the Quartz Mining License (“QML”) and the Water Use License (“WUL”). An application for a QML has been submitted to the Department of Energy Mines and Resources of the Yukon Government. An application to the Water Board for a WUL is being finalized and will be submitted shortly.

The QML is required in order for Western Copper to commence construction of the Carmacks Copper mine. The Company estimates that the Yukon Government will issue the QML early in 2009. The Water Use License is expected to follow some months later.

With the receipt of the Decision Document, the Company has resumed discussions with Yukon Energy regarding the provision of a spur line to the property and the supply of grid power to the project.

During the third quarter, Western Copper’s Engineering Procurement Construction Management contractor continued engineering activities relating to advancing the design of the facilities. Proposals for several key long delivery items have been received and evaluated. The Company has agreed on terms with a supplier for the design and supply of the acid plant. The vendor has begun the engineering of this facility.

On the project site, geotechnical drilling took place to provide information for the detailed design of the pit and water supply wells. Samples were taken for analysis and the data was analyzed to enable detailed design to continue.

Based on the expected timeline for issue of certain permits and licenses, the Company does not expect to commence any major construction activities in the 2009 season. Western Copper will focus its efforts on obtaining the necessary permits and on performing essential engineering activities.

Casino (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. It has been the subject of considerable exploration going back to 1967 including a 73,000 metre diamond drilling program in the 1990s.

On June 24, 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. The independent pre-feasibility study projects that development of the Casino deposit will produce a pre-tax Internal Rate of Return (“IRR”) of 20.4% and an undiscounted Net Present Value (“NPV”) of $7.5 billion, based on 100% equity and metal prices of US$2.95 per pound for copper, US$30.97 per pound for molybdenum and US$647.40 per ounce for gold. After-tax figures indicate an IRR of 14.9% and an undiscounted NPV of $4.5 billion.

Should it make a production decision on the Casino property, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd. The claims are also subject to a 5% net profits interest.

Following the positive result of the pre-feasibility study, the Company began preparing a Project Proposal for submission to the Yukon Environmental and Socio-Economic Assessment Board.

Western Copper initiated a baseline environmental data collection program to update and to complement environmental information collected in the early 1990’s. The Company has had a number of preliminary meetings with various government departments and initial meetings with First Nations Government to introduce them to the project.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

During the third quarter, the Company mobilized personnel, fuel, equipment, and supplies to the property. Initial work involved cleaning up and restoring the camp site to acceptable working condition. The existing camp had not been used since the 1990’s and was in need of refurbishment. The permanent camp that has now been established will support all on-going activity at the property including drilling, data collection, and other activities required for exploration and permitting.

The Company drilled two holes in 2008. The purpose of the drilling program was to expand the resource and to obtain fresh rock samples for geochemical and metallurgical testing. The holes will provide additional information in areas of the pre-feasibility study open pit where there has been limited drilling in the past.

In 2009, the Company will continue its permitting efforts by collecting environmental data that will help form part of a Project Proposal.

Hushamu (British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility report on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility report will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Redstone (Northwest Territories, Canada)

The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

The remainder of the Redstone property is not subject to royalties.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“UBC”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims that offer the most exploration potential. The UBC team did not make its planned visit to the property in 2008. We do not expect to perform any work on the property in 2008.

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is located in the state of Chihuahua, Mexico.

At the beginning of the second quarter, a small number of claims were still subject to a US$200,000 option payment due to a third party on April 20, 2008. The Company did not exercise its option on those claims.

A portion of the claims is subject to a 1% net smelter royalty.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

Selected quarterly financial information
In Canadian dollars, as at and for the quarters ended:

	9/30/08	6/30/08	3/31/08	12/31/07
	$	$	$	$
Net loss (income)	530,503	544,160	484,919	(894,685)
Net loss (income) per share – basic and diluted	0.01	0.01	0.01	(0.01)
Exploration expenses	-	-	-	-
Mineral properties	64,047,426	61,664,820	58,853,128	57,194,181
Cash, cash equivalents, and short-term investments	16,460,243	18,527,233	21,963,631	23,726,947
Total assets	80,708,309	80,414,978	80,977,997	81,156,211

	9/30/07	6/30/07	3/31/07	12/31/06
	$	$	$	$
Net loss	385,067	2,003,538	1,732,046	2,176,471
Net loss per share – basic and diluted	0.01	0.03	0.02	0.04
Exploration expenses	-	1,265,320	1,247,119	1,749,733
Mineral properties	55,395,547	51,097,993	47,265,078	46,507,499
Cash, cash equivalents, and short-term investments	26,324,280	30,441,934	34,564,486	37,082,010
Total assets	82,000,958	81,968,869	82,777,429	84,005,656

Current quarter:
Western Copper had a loss of $531,000 ($0.01 per common share) for the three months ended September 30, 2008. This compares with a loss of $385,000 ($0.01 per common share) during the same quarter in the previous year. Two offsetting items accounted for the majority of this difference. Stock-based compensation for the quarter ended September 30, 2008 was $90,000 less than during the same period in 2007 and interest income decreased by almost $200,000 because of lower cash balances and lower interest rates than in the previous year.

Previous quarters presented:
In Q4 2007, the Company recognized a future income tax recovery of $1.4 million relating to changes in the Canadian corporate income tax rates. If not for this transaction, the net loss for Q4 2007 would have been approximately $500,000, a figure that is consistent with the quarterly losses in 2008.

The quarterly results for periods ending after June 30, 2007 differ significantly from those presented after that date because the Company had been expensing all exploration costs relating to the Carmacks Copper Project until the release of the feasibility study in April 2007. Since the release of the feasibility study, on-going costs relating to the project have been capitalized.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Results of operations

	Three months ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION EXPENSES	-		-	2,512,439-

ADMINISTRATIVE EXPENSES
Accounting and legal	87,962	85,183	297,877	332,886
Office and administration	442,044	532,036	1,418,287	1,654,666
Promotion and travel	106,826	81,901	261,738	526,607
Regulatory and filing fees	16,580	3,865	71,605	78,471

Loss before other items	653,412	702,985	2,049,507	5,105,069

OTHER ITEMS
Interest income	(129,718)	(318,995)	(510,952)	(994,800)
Foreign exchange	6,809	1,077	21,027	10,382

Loss and comprehensive loss for the period	530,503	385,067	1,559,582	4,120,651

Exploration expenses:
The exploration expenses reported on the statement of loss for the nine months ended September 30, 2007 represent costs incurred on the Carmacks Copper Project. There is no exploration expense reported on the statement of loss for the nine months ended September 30, 2008 because the Company has been capitalizing on-going costs relating to the Carmacks Copper Project since the release of the positive feasibility study results in April 2007.

The Company has been capitalizing all costs incurred on its mineral properties in 2008. Mineral property activity and related costs are discussed in the liquidity and capital resources section.

Administrative expenses:
The scale and nature of the Company’s operations has remained consistent with 2007. As a result, most administrative expenses for the three and nine months ended September 30, 2008 are comparable to the prior year.

A large portion of administrative expenses during the three and nine months ended September 30, 2008 relates to employee wages and stock-based compensation. These costs have been allocated to the following line items:

Wages and salaries	Three months ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	159,866

ADMINISTRATIVE
Office and administration	146,000	150,600	431,584	477,903
Promotion and travel	16,250	13,750	48,750	63,099

	162,250	164,350	480,334	700,868

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Stock-based compensation	Three months ended		Nine Months Ended
	September 30,		September 30,
In Canadian dollars	2008	2007	2008	2007
(unaudited)	$	$	$	$

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE
Office and administration	99,049	188,113	304,725	573,447
Promotion and travel	11,295	14,902	25,689	41,526

	110,344	203,015	330,414	721,688

The majority of the difference in wages incurred during the nine months ended September 30, 2008 and the same period in the previous year is due to the fact that Western Copper has been capitalizing costs relating to the Carmacks Copper Project since the release of its feasibility study in April 2007. Prior to this date, the Company had been expensing all costs relating to the project including wages and stock-based compensation.

Stock-based compensation allocated to office and administration expenses has decreased year over year for the third quarter and year-to-date by $93,000 and $285,000, respectively. Stock-based compensation figures will vary from period to period depending on the fair value and the amortization schedule of previous stock option grants.

The significant decrease in promotion and expenses for the nine months ended September 30, 2008 compared to the previous year is due to the Company’s ability to reduce its costs relating to the annual report and other promotional items. Also, the Company did not experience the same level of travel activity as it had during the nine months ended September 30, 2007.

The current level of activity is expected to continue throughout 2008.

Western Copper continues to earn interest on its cash deposits held at banks. As the Company uses its funds for operating and investing activities, these cash balances have been decreasing. This trend is expected to continue. The lower cash balances have led to a decrease in quarter-to-quarter interest income.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Liquidity and capital resources

	Three months ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Cash provided by (used in)
Operating activities	(357,719)	(133,212)	(1,156,210)	(3,630,839)
Financing activities	-	12,800	500	447,700
Investing activities	(1,709,271)	(3,997,242)	(6,110,994)	27,217,397

Increase (decrease) in cash and cash
equivalents for the period	(2,066,990)	(4,177,654)	(7,266,704)	24,034,258

Cash and cash equivalents – beginning of
period	18,527,233	30,441,934	23,726,947	2,290,022

Cash and cash equivalents – end of period	16,460,243	26,324,280	16,460,243	26,324,280

During recent months, the financial strength of exploration-stage resource companies has become a concern for many shareholders. As at September 30, 2008, Western Copper had approximately $15.1 million in current working capital and no debt. The Company believes that it has sufficient capital to meet its financial obligations and to further permitting activities at its Carmacks Copper Project and its Casino property over the short to intermediate term.

The Company has taken measures to ensure that it has sufficient capital to survive these challenging markets by limiting its exposure to credit and foreign exchange risk. Cash and cash equivalents comprise cash deposits held at banks. Western Copper does not have any exposure to Asset-Backed Commercial Paper. Most of Western Copper’s expenditures are incurred in Canadian dollars and, as a result, the large majority of the Company’s cash is denominated in Canadian dollars.

Operating activities

The majority of the cash used in operating activities relates to employee wages, as discussed in ‘results of operations’ and rent payments.

Financing activities

The only financing activity during the three and nine months ended September 30, 2008 was stock option exercises. As at November 13, 2008, most outstanding stock options are either “out of the money” or have not yet vested. Unless there is a significant increase in the Company’s stock price, Western Copper does not expect a significant amount of exercises in 2008.

Western Copper is an exploration stage enterprise with insufficient revenue to meet its annual capital needs. The Company expects that its current cash balances will be sufficient to cover its administrative expenses and its mineral property costs in 2009. The Company will have to raise additional capital prior to construction of its Carmacks Copper Project to fund development costs.

Western Copper has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. There is a risk that the Company may not be able to continue to raise funds to pursue future exploration and development programs.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Investing activities

Western Copper’s primary use of cash for investing activities during the three months ended September 30, 2008 and 2007 was mineral property expenditures.

Investing activities provided $33.1 million during the nine months ended September 30, 2007 when Western Copper cashed a portion of its outstanding Guaranteed Investment Certificate.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the three months ended September 30, 2008. Mineral property costs incurred are a good measure of Western Copper’s investing activities relating to its mineral properties. The property section provides a description of work conducted by the Company during the quarter. The Company has not incurred significant costs on its Hushamu, Redstone, or Sierra Almoloya properties during the three months ended September 30, 2008.

	Carmacks	Casino
	$	$
June 30, 2008	13,453,621	17,649,309

Exploration	41,222	861,169
Design engineering	242,091	-
Engineering studies	-	49,741
Permitting	114,414	355,237
Metallurgical testing	3,773	14,256
Mine equipment	170,837	-
Camp assets	-	236,034
Claims maintenance	3,558	-
Salary and wages	52,850	90,100
Stock-based compensation	29,192	43,899
	657,937	1,650,436

September 30, 2008	14,111,558	19,299,745

Related party transactions

During the nine months ended September 30, 2008, the Company charged overhead expenses to one of its directors in the amount of $5,511 (2007 - $5,464). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Contractual obligations

The Company has a commitment relating to its head office lease. The Company has an agreement to lease office space which expires October 31, 2009. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2008	67,808
2009	226,030
Thereafter	-
Total	293,838

The Company has entered into a commitment to lease office space in the Yukon. The lease term is from December 1, 2008 to November 30, 2011. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2008	1,944
2009	23,328
2010	23,328
2011	21,384
Thereafter	-
Total	69,984

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and makes provision if impairment is indicated.

As of September 30, 2008, management assessed whether there was potential impairment to the Company’s mineral property carrying value as a result of declines in both the market price of the Corporation’s common shares and recent softening of copper, gold, and molybdenum prices. The assessment included revisiting the significant pricing and cost estimates for properties for which a cash flow model was available. No impairment to the carrying value of mineral properties was identified from the analysis. However, the timing and amount of future impairment charges is difficult to determine and may be impacted by commodity prices, primarily copper, gold, and molybdenum, the timing and future value of additions to proven and probable reserves, anticipated capital and operating costs, and currency exchange rates.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Change in accounting policies

Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed.

Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following, based on the information:

  qualitative information about its objectives, policies and processes for managing capital;
  summary quantitative data about what it manages as capital;
  whether during the period it complied with any externally imposed capital requirements to which it is subject; and
  when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Disclosures required by this section are included in note 6(c) of the September 30, 2008 unaudited interim consolidated financial statements.

Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. Disclosures required by this section are included in note 11 of the Company’s September 30, 2008 unaudited interim consolidated financial statements.

Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 11 of the Company’s September 30, 2008 unaudited interim consolidated financial statements.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Based on that assessment, management concluded that, as at December 31, 2007, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

There were no material changes to internal controls over financial reporting during the three and nine months ended September 30, 2008.

Management has concluded, and the audit committee has agreed, that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

International Financial Reporting Standards (“IFRS”)

The Company expects to adopt IFRS effective the year ending December 31, 2011. The change in accounting policies may have a material effect on Western Copper’s financial results and disclosures. The Company is currently assessing the potential impact from differences between its current accounting policies under Canadian Generally Accepted Accounting Principles and those required by IFRS.

Risks and uncertainties

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration and development programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment to the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. These prices may not remain at levels required to make development of any given property feasible.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.